ACON S2 Acquisition Corp.

1133 Connecticut Avenue NW, Ste. 700

Washington, DC 20036

September 15, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter, John Cash, Asia Timmons-Pierce and Jay Ingram

Re:	ACON S2Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 9, 2020
File No. 333-248515

Ladies and Gentlemen:

This letter sets forth responses of ACON S2 Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated September 11, 2020, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 23

1.	Please file a consent from your independent registered public accounting firm with your next amendment. Refer to Item 601 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and provided the missing consent in Amendment No. 2 to Registration Statement on Form S-1 filed September 11, 2020.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Adam Kriger
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Kirkland & Ellis LLP

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